November 16, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Transcend Services, Inc. Registration Statement on Form S-3 filed September 24, 2009 Form 8-K filed September 3, 2009 File No. 333-162106

Dear Mr. Owings:

This letter is in response to the letter (the “Comment Letter”) dated October 16, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Transcend Services, Inc. (“Transcend” or the “Company”) Form S-3 filed September 24, 2009 and Form 8-K filed September 3, 2009. We have set forth below the text of the comments contained in the Comment Letter followed by our responses.

In connection with responding to these comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing, including all information required under the Securities Act of 1933 and all information investors require for an informed decision;

•	Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing; and
•

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K Filed September 3, 2009

1.	We note your disclosure of the August 31, 2009 acquisition of Medical Dictation Services, Inc. Please tell us your consideration of including the financial statements of the acquired business for the periods required by Rule 3-05(b)(2) of Regulation S-X and pro forma financial information required by Article 11 of Regulation S-X in the Registration Statement. Refer to Item 11(b)(i) of Form S-3 and Rule 3-05(b)(4) of Regulation S-X. In your response, please provide us with your significance tests.

Response. On November 6, 2009, we filed an amendment to our Form 8-K that provided the following information for Medical Dictation Services, Inc. (“MDSI”): audited financial statements as of and for the years ended March 31, 2009 and 2008; reviewed financial statements as of and for the three-months ended June 30, 2009; pro forma balance sheet and statement of operations as of and for the year ended December 31, 2008; and a pro forma statement of operations for the six months ended June 30, 2009.

Financial statements for the earliest of the three years were omitted since the net revenue of the acquired business in its most recent fiscal year is less than $50 million. This Form 8-K/A will be incorporated by reference in the Registration Statement.

Our Form 10-Q for the period ended September 30, 2009 contains detailed disclosures concerning the acquisition pursuant to Topic 805 – Business Combinations, including pro forma information to include the three 2009 acquisitions completed by the Company (DeVenture in January, TRS in April and MDSI in August). This Form 10-Q will be incorporated by reference in the Registration Statement.

Our significance tests for MDSI are included below for your review.

Test	MDSI at 3/31/09	TRCR 2008 10-K	%

S-X 1-02 (w.1)

Investment	15,580,000

Total Assets		26,095,000	59.7%

S-X 1-02 (w.2)

Total Assets	1,685,764	26,095,000	6.5%

S-X 1-02 (w.3)

Income from continuing operations	284,862	8,944,000	3.2%

Form S-3

Undertakings, page II-2

2.	To the extent you are relying on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under your indentures please revise to include the undertakings required by Item 512(j) of Regulation S-K.

Response. We will make the requested change.

Exhibits

3.	We note your disclosure on page II-2, “the representations, warranties and covenants of the Company contained in the agreements may not constitute strict representation of factual matters or absolute promises of performance” and similar language on page II-7. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading. Please confirm your understanding in this regard and clarify your disclaimer.

Response. We confirm that we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading. We have clarified our disclaimer.

We will revise the language to read as follows:

The representations, warranties and covenants contained in the agreements identified above as exhibits, together with those incorporated by reference, were made only for the purposes of those agreements, are between and among the parties to them, as of specific dates, and are solely for the benefit of those parties. The agreements may be subject to contractual limitations agreed to by the parties as well as standards of materiality that differ from those generally applicable to investors, and may reflect an allocation of risk. Various provisions may be interpreted differently by the parties, and may be waived or modified. While the agreements constitute public disclosure under the federal securities laws, when reading representations, warranties and covenants in those agreements, investors should consider the foregoing, as well as information provided by us in this filing and in our other filings, and should not rely solely upon such agreements as characterizations of an actual state of facts.

Exhibit 5.1

4.	We note that your legal opinion states that you are a Georgia corporation but your registration cover page states that you are a Delaware corporation. Please reconcile. Also, we note that the form of indenture filed as exhibit 4.7 provides that the laws of the state of New York shall be the governing law of the indenture. As you must provide a “legal and binding obligation” opinion for a registration statement related to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement. Please indicate that you are opining under New York law with respect to debt securities. See Item 601(b)(5) of Regulation S-K. Finally, we note the language in the second to the last paragraph which states “This opinion is rendered as of the date hereof.” Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel could remove the limitations from the opinion. In this regard, please confirm that you will file an updated opinion each time a takedown occurs. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

Response. Our counsel has revised the opinion to clarify that we are a Delaware corporation, that the opinion covers New York law with respect to the debt securities, and to eliminate the wording “This opinion is rendered as of the date hereof.” We will also file the opinion of counsel provided by a New York attorney in support of our counsel’s opinion. We will file an updated opinion of counsel each time a takedown occurs.

We plan to file an amendment to Form S-3 as soon as possible. When we request acceleration of effectiveness, we will provide the requested acknowledgements.

Please provide our counsel, John F. Sandy Smith, with a copy of any future correspondence. He can be reached by telephone at (404) 962-7574. His facsimile number is (404) 879-2974.

Please do not hesitate to contact the undersigned at (678) 808-0614 or lance.cornell@trcr.com with any questions or comments.

Very truly yours,

/s/ Lance Cornell
Lance Cornell Chief Financial Officer

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